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Exhibit 99.3

CANADIAN SECURITIES ADMINISTRATORS' FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, S. Randall Smallbone, the Executive Vice-President, Finance and Chief Financial Officer of Decoma International Inc. (the "Company"), hereby certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of the Company for the interim period ending September 30, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date and for the periods presented in the interim filings.

Dated: November 15th, 2004

/s/ S. Randall Smallbone S. Randall Smallbone Executive Vice-President, Finance and Chief Executive Officer

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CANADIAN SECURITIES ADMINISTRATORS' FORM 52-109FT2 CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD